Filed by Hyperion Solutions Corporation Pursuant to Rule 424
Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No. 333-108036

Brio Integration Planning Update Jeff Rodek, Chairman & CEO, Hyperion Godfrey Sullivan, President & COO, Hyperion David Odell, CFO, Hyperion

Safe Harbor Statement During our presentation today, we may make projections or other forward-looking statements regarding future events or future performance for the company. We caution you that these statements are only predictions and actual events or results may differ materially. We refer you to the documents we file from time to time with the SEC, including Forms 10-K and 10-Q. These documents identify important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. The company does not undertake an obligation to update these forward- looking statements to reflect future events or circumstances.

Extending Our Lead Broadest interoperable offering of BPM solutions Expected to be quickly accretive to EPS Enthusiastic validation by customers and partners

Strategic Rationale Expand our addressable market to larger number of users Strengthen competitive position and market leadership Expand BPM to all corners of the enterprise - from the finance department and beyond Capture customers early in the BPM adoption cycle Drive adoption of BPM as an enterprise standard and position Hyperion as strategic vendor to IT

Committed to Business Intelligence BI essential to Business Performance Management Query & reporting core to Hyperion's business Compatible with "start anywhere" strategy Selling Brio's products as part of our Business Performance Management product suite Will compete in stand-alone BI transactions

Solutions Across the Enterprise Financial Sales & Marketing Human Capital Supply Chain Operational BPM North Face uses Brio to optimize supply chain operations by analyzing profitability of more than 12,000 products and 2,000 customers Motorola's global HR community uses Brio to distribute the company's human resources reports worldwide Intuit marketing and customer service use Brio to measure customer satisfaction, sell through effectiveness to adjust their call center strategy BLM deployed Brio to 7,000 staff members to monitor performance, analyze budgets and financial information

Broadest Interoperable Offering of BPM Solutions Hyperion Platform Business Performance Management Solutions Organization Products Customers Finances Scorecarding and Dashboards Modeling Planning Budgeting & Forecasting Financial Consolidation and Reporting Tailored Applications Developer Tools Core & Data Integration Services OLAP Query & Reporting Enterprise Reporting Performance Metrics ERP's DW SCM Legacy CRM

Complementary Capabilities Planning & Modeling Consolidation & Reporting Scorecard OLAP Query & Reporting Analytical Applications Business Intelligence Business Performance Management Hyperion Brio End-to-end, fully-integrated BPM provider Enterprise Reporting KPI & Dashboards Hyperion

Authorized to purchase up to $125 million of HYSL common stock Repurchased 805,000 HYSL shares (as of market close 9/8/03) Total cost = $26 million Weighted average share price $32.29 Expect to continue repurchasing shares based upon market conditions & subject to applicable securities laws Stock Repurchase Highlights

Summary: Extending Our Lead Broadest interoperable offering of BPM solutions Expected to be quickly accretive to EPS Enthusiastic validation by customers and partners

Forward-Looking Statements This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion's proposed acquisition of Brio Software, Hyperion's expected financial performance, as well as Hyperion's strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion's ability to successfully integrate Brio Software's operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion's and Brio Software's products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion's business and financial results is included in Hyperion's Annual Report on Form 10- K for the fiscal year ended June 30, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other reports filed by Hyperion with the Securities and Exchange Commission (the "SEC") which are available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Brio Software's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information about the proposed merger and where to find it Hyperion and Brio Software have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the "Merger") of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger. Hyperion, Jeff Rodek, Hyperion's Chairman and Chief Executive Officer, and certain of Hyperion's other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software's stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion's other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available. Brio Software, Craig Brennan, Brio Software's President and Chief Executive Officer, and certain of Brio Software's other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software's stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software's other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available